January 23, 2025

William McCamey
Chief Financial Officer
Atlanticus Holdings Corporation
Five Concourse Parkway, Suite 300
Atlanta, GA 30328

       Re: Atlanticus Holdings Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           Response Dated November 22, 2024
           File No. 001-40485
Dear William McCamey:

        We have reviewed your November 22, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
28, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Business, page 1

1. We note your response to prior comment 2 and your disclosure in the Private Label
       Credit section on page 29 in your September 30, 2024 Form 10-Q. Please address the following:
           Tell us whether your fair value measurement of private label credit products uses the promotional and other below market terms offered to consumers by merchants.
           Tell us whether your fair value measurement of private label credit products considers merchant fees that offset the below market terms and which is recognized in revenue at the purchase date. If so, please tell us why since it appears that a market participant would not receive these fees. January 23, 2025
Page 2


2. We note your response to prior comment 2 and your disclosure in the Private Label
       Credit and General Purpose Credit Cards sections on page 29 in your September 30,
       2024 Form 10-Q which indicate that no gain or loss is recognized when you purchase a private label credit product. Please provide us an illustrative example with supporting commentary of the accounting entries related to the purchase of a typical private label receivable to allow us to better understand the fair value measurements, the items recognized on your balance sheet and the resulting impact on your income statement. Noting your statement that no gain or loss is recognized, please clarify whether the immediate gain recognized from merchant fees is offset by a loss from the fair value measurement of a receivable with below market terms. If the fair value measurement is negative at recognition, please revise your disclosure to more clearly explain this.


3. We note your response to prior comment 2. Noting that you purchase the receivable from your bank partner and you analogize to ASC 310-20 and believe that merchant fees are loan origination fees, please tell us how you considered the guidance in ASC
       310-20-25-22 and -23 which states that designation of a fee as an origination fee for a loan that is purchased is inappropriate because a purchased loan has already been originated by another party.


Management's Discussion and Analysis of Financial Condition and Results of Operations
Changes in fair value of loans, page 25

4. We note your response to prior comment 9 and revised disclosure in the Changes in
       fair value of loans    section on page 29 of the September 30, 2024 Form
10-Q.
       Considering that    Changes in fair value of loans    typically includes
two material
       items as disclosed in the fair value rollforward on page 14, please revise this disclosure in future filings to separately quantify and discuss each material
       component such as    Changes in fair value of loans at fair value,
included in earnings
       and    Change in fair value due to principal, finance, and fee
charge-offs.


Critical Accounting Estimates - Measurements for Loans at Fair Value, page 37

5. We note your response to prior comment 11. Your responses indicate that you include expected subsequent purchases in your fair value measurements for receivables.
       Please tell us the amount of fair value related to expected subsequent purchases
       included in    Loans at fair value    as of December 31, 2023 and
September 30, 2024.
       Additionally, please tell us how you considered whether your contractual obligation/right to purchase future receivables generated from the underlying account
       meets the definition of a financial asset in the ASC 310.
 January 23, 2025
Page 3


Note 6. Fair Values of Assets and Liabilities, page F-16

6. We note your response to prior comment 15. To comply with the disclosure requirement in ASC 825-10-50-30.c, please tell us how you considered the guidance
       in ASC 825-10-45-5 that indicates that an entity may consider the portion of the total change in fair value that excludes the amount resulting from a change in a base market risk, such as a risk-free rate or a benchmark interest rate, to be the result of a change in instrument-specific credit risk.


        Please contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance